UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)




                               ISONICS CORPORATION
                               -------------------
                                (Name of Issuer)



                           Common Stock, no par value
                           --------------------------
                         (Title of Class of Securities)



                                    464895101
                                    ---------
                                 (CUSIP Number)

                               September 25, 2003
                               ------------------
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  464895101                              13G               Page 2 of 6

1.       Name of Reporting Person

                  Yorkshire Limited

         I.R.S. Identification No. of Above Person (entities only)

                           N/A

2.       Check the Appropriate Box if a Member of a Group            (a) [    ]
                                                                     (b) [    ]

3.       SEC Use Only

4.       Citizenship or Place of Organization

         Turks and Caicos

                  5.       Sole Voting Power         1,180,000

Number of Shares  6.       Shared Voting Power
Owned by Each
Reporting Person  7.       Sole Dispositive Power    1,180,000
With
                           8.       Shared Dispositive Power

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,180,000

10.      Check if the Aggregate Amount in Row 9 Excludes Certain Shares  [   ]

11.      Percent of Class Represented by Amount in Row 9

12.      Type of Reporting Person

                  CO



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CUSIP No.  464895101                     13G                        Page 3 of 6



ITEM 1   (a)      NAME OF ISSUER

                           Isonics Corporation

            (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                           5906 McIntrye Street
                           Golden, Colorado 80403

ITEM 2   (a)      NAME OF PERSON FILING

                           Yorkshire Limited
            (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                           Gretton House
                           P.O. Boxc 65
                           Duke Street
                           Grand Turk, Turks & Caicos
                           British West Indies

            (c)   CITIZENSHIP

                                    Turks & Caicos

            (d)   TITLE OF CLASS OF SECURITIES

                           Common Stock, no par value

            (e)   CUSIP NUMBER

                           464895101

ITEM 3 If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)      [ ] Broker or dealer registered under section 15 of the Act
(b)      [ ] Bank as defined in section 3(a)(6) of the Act
(c)      [ ] Insurance company as defined in section 3(a)(19) of the Act
(d)      [ ] Investment company registered under section 8 of the Investment
             Company Act of 1940
(e)      [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(f)      [ ] An employee benefit plan or endowment fund in accordance with
             Rule 13d-1(b)(1)(ii)(F)
(g)      [ ] A parent holding company or control person in accordance with
             Rule 13d-1(b)(1)(ii)(G)

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CUSIP No.  464895101                     13G                        Page 4 of 6


(h)      [ ] A savings association as defined in section 3(b) of the Federal
             Deposit Insurance Act
(i)      [ ] A church plan that is excluded  from the  definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(j)      [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

         If this statement is filed pursuant to Rule 13d-1(c), check this
         box   [ x ]

ITEM 4   OWNERSHIP

         (a)      Amount beneficially owned:

                  1,180,000

         (b)      Percent of class:


         (c)      Number of shares as to which the person has:

                  (i) Sole power to vote or to direct the vote:

                           1,180,000

                  (ii) Shared power to vote or to direct the vote:     N/A

                  (iii) Sole power to dispose or to direct the disposition of:

                           1,180,000

                  (iv) Shared power to dispose or to direct the disposition of:
                                                                            N/A

ITEM 5   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                  N/A

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  N/A

CUSIP No.  464895101                  13G                        Page 5 of 6



ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  N/A

ITEM 9    NOTICE OF DISSOLUTION OF GROUP

                  N/A

ITEM 10   CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  October 23, 2003
                                  --------------------------------------------
                                  (Date)

                                  Yorkshire Limited



                                  By:  International First Secretarial Limited

                                  By: /s/ C. B. Williams
                                  --------------------------------

                                  Its:  Director